SPRINKLE POP

Trendy Sprinkle Mixes & Cake Decorations


SPRINKLE POP

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sprinklepop.shop Houston, TX

Highlights

1. More than 1 million bottles sold!
2. More than 5MM revenue is expected in 2025, driven by B2B expansion. (Projections not guaranteed)
3. Over 1MM in PO's already secured for 2025
4. Featured on Netflix's Nailed It, Netflix's Sugar Rush, Good Morning America, HBO's Baketopia & more.
5. Substantial DTC e-commerce business on 50% website; 50% Amazon boasting over 350k customers!

Featured Investors



Ken Sebek Follow Invested $75,000

Retired | CPA, Chief Financial Officer SEACOR Energy

"I worked with Liz Butts for several years with an energy related business. We enjoyed a fine working relationship and I was impressed by her work ethic and drive for success. We continued our friendship as we moved on to different professional opportunities and Liz continued to develop her professional skills. Liz founded Sprinkle Pop and has significantly thrived and grown with her new organization. She has developed a true entrepreneurial spirit and has developed her professional expertise in all facets of her company. We are such supporters of Liz and her new company, that my wife and I are now proud investors of Sprinkle Pop. I am confident that she will continue to enjoy the success of her labors and I encourage others to join her in her success story."

 **Randall Ludden**
Syndicate Lead

Follow

Invested $150,000 ⓘ

Retired | Senior trader Shell Oil Co. Co-founder and partner of SEACOR Energy and Par Pacific Holdings.

"I consider Liz one of the most entrepreneurial spirits I have ever met. Starting with a very simple idea and developing it quite quickly into a total supply chain force in the industry is remarkable. Her market development skills are amazing. I am honored to say I worked very closely with Liz in developing our company and I am extremely proud to now say I am able to help her move her company to the next level."

 Other investors include <u>Scott & Jocelyn Zamir</u>

Our Team

 **Elizabeth Butts** Founder & CEO

University of Houston graduate with a background in treasury management at an oil & gas startup. Elizabeth boasts over 20 years of cake decorating experience, infusing the company with unmatched creativity and innovation.

 **Laurie Leazer** Director of Sales

With over 30 years of sales experience, Laurie brings a bubbly personality and a keen eye for revenue generation. Transitioning from the printing industry, she discovered a passion for sprinkles, making her an invaluable asset driving B2B growth.

 **Andrea Balbuena** Operations Manager, PCQI | Sprinkle Facility

As our longest-tenured employee, Andrea has worked her way up, mastering all areas of operations and becoming our resident food safety expert. Her deep understanding of our processes ensures seamless and flexible production.

 **Amanda Powell** Operations Manager, PCQI | Decorations Facility



With over 10 years of bakery management experience, Amanda's expertise shines through. She spearheaded the creation of our decorations facility in 2021, which now impressively produces nearly 1 million edible decorations annually all made by hand!



Donald Nolan Distribution Manager

Having honed his skills at Amazon and FedEx, he brings a keen eye for detail and organization to our team. His efforts have dramatically reduced our order error rate to less than 0.9% and increased on-time shipments by an impressive 30%!

Sprinkle Pop

Disrupting a commoditized industry with completely custom sprinkles

After 15 years of making cakes as a hobby business, Liz found herself unable to find a specific color of sprinkles while designing a baby shower cake. Recognizing this gap in the market, she launched Sprinkle Pop in March of 2017, offering fully customizable and uniquely colored sprinkles. Within the first year, Sprinkle Pop went viral, accumulating millions of video views and catching the attention of NPR. By the following year, the company had expanded out of Liz's home kitchen, launched on Amazon, and was featured on Good Morning America.

Today, Sprinkle Pop has become one of the largest destinations for sprinkles online, boasting the largest collection of colors and unique products on the market. The website's unlimited shelf space allows the company to offer over 100 different sprinkle varieties at any given time, cementing its reputation as a trendsetter in the baking industry. This winter, for the first time ever, Sprinkle Pop's products will be available in a major craft store retailer with over 1600 stores nationwide!

Meet Our Sprinkles








Bunny Bottoms   Pumpkin Carriage   Spell Bound   Merry Whatever



US vs Them

Unicorn Sprinkle Mix

Standard Confetti

Current Reach



1.2MM
Annual website sessions



350K
Customers





850K
Engaged social
media followers

Revolutionizing the Sprinkle Industry

Inventors of Sprinkle Inclusions: In 2017, Sprinkle Pop revolutionized the baking industry by offering sprinkle inclusions. Our first viral hit, Monster Mashup sprinkle mix, featured intricately hand-piped royal icing mummies, ghosts, pumpkins, and eyes. This innovative approach has become the hallmark of our brand, setting us apart in a confectionery market.

Diverse Specialty Inclusions: We pride ourselves on offering an unparalleled range of specialty inclusions, all of which are edible:

- **Hand-piped Royal Icing:** Intricately designed and crafted to perfection.

- **Printed Fondant:** Customizable and vibrant, adding a personal touch to every sprinkle mix.

- **Printed Wafer Paper:** Delicately printed to create unique and eye-catching designs.

A Spectrum of Unique Colors: In 2017, our founder Liz developed a groundbreaking method to color sprinkles right in her kitchen. Today, this method has been scaled up and integrated into our manufacturing processes, allowing us to produce an impressive 40 colors, far surpassing the industry standard of 10-12 colors offered by major manufacturers. Our turnkey processes enable us to produce these colors on both small and large scales, ensuring consistency and quality.

Unmatched Variety and Customization: Our combination of custom colors and specialty inclusions allows us to offer more variety than anyone else in the market. With over 100 unique sprinkle blends available on our website at any given time, we cater to every imaginable baking need and occasion.





What's Next for Sprinkle Pop?

Sprinkle Pop's knack for customizing colors and inclusions makes it a prime candidate for exciting licensing opportunities. They've already sprinkled magic on beloved brands like Care Bears and Strawberry Shortcake, transforming these iconic themes into best-selling sprinkle mixes. Imagine your favorite TV shows and kids' themes brought to life in a cascade of colorful, edible joy—Sprinkle Pop makes it happen!

Now, let's talk sports. Sprinkle Pop sees a slam dunk opportunity in sports licensing. Picture sprinkles in your team's colors, ready to jazz up your game day snacks. This isn't just about sprinkles; it's about creating a whole new fan experience. Whether it's Super Bowl parties, March Madness, or local high school championships, Sprinkle Pop's sports-themed sprinkles can turn any event into a celebration.

And here's the kicker: these unique licensing deals are key to securing prime retail placements. Retailers love products that stand out and resonate with customers. By partnering with popular brands and sports teams, Sprinkle Pop positions itself as a must-have product on store shelves. This winter's exclusive deal with Michael's is just the beginning. Imagine walking into your favorite store and finding a sprinkle mix that's perfect for every occasion, every fandom, and every celebration.

In a nutshell, Sprinkle Pop is not just following trends; they're setting them, one sprinkle at a time. So, whether it's through enchanting kids with character-themed mixes or rallying sports fans with team colors, the future looks deliciously bright for Sprinkle Pop.

Over 6 Million In Revenue Projected for 2025

Since our inception, we've generated over $13 million in revenue. We've relied heavily on our direct-to-consumer marketing to grow the business and build substantial brand awareness in the marketplace. Today, Sprinkle Pop is a well-known name with a reputation for innovation and creativity. Our current manufacturing facilities and production capacity can support over $10 million in annual revenue. This allows us to meet growing demand while maintaining our high standards of quality and creativity.

In the coming years, we intend to leverage our brand recognition and core competencies to expand our reach in all areas of the business. Our goal is to continue setting trends and delighting customers with our unique, customizable sprinkle blends. We're excited about the future and the endless possibilities for growth and innovation.

The below chart contains forward-looking revenue projections, which are not guaranteed.



5 YEAR OUTLOOK
Gross Revenue

Legend: WEBSITE · AMAZON · B2B · BRICK & MORTAR

Years: 2023, 2024, 2025, 2026, 2027, 2028

Lifetime Stats



Lifetime Revenue: 13.8 MM

Units Sold: Over 1 Million



Total Orders: Over 500,000

Total Customers: 365,000

We're Kind Of A Big Deal!

as seen on...









Our Strategic Plan To Innovate, Expand, & Excel

Equipment Purchasing and Efficiencies:

We are committed to continually honing our efficiencies to drive down production costs and increase capacity. By reinvesting profits into minor equipment purchases, we aim to enhance our production processes significantly. Our planned total equipment investment is less than $250,000, a strategic move that will yield substantial long-term benefits and open up additional capacity.

Key Revenue Drivers:

- **Licensing:** Licensing deals represent a significant opportunity for future revenue. With each agreement having the potential to generate between $100,000 and $250,000 in annual revenue, our successful partnerships with beloved brands have already proven this model's viability. We see immense potential for further growth through strategic licensing partnerships.

- **Food Service:** Our bulk custom production for the food service industry leverages our production capacity in the most efficient way, requiring minimal advertising costs. This allows us to scale up our operations while maintaining cost-effectiveness, making it a key area for revenue growth

- **Brick and Mortar:** Expanding our presence on retail shelves is a critical strategy. Getting our sprinkles into more brick-and-mortar stores will drive further brand awareness and, in turn, boost our e-commerce business as consumers seek out our other offerings online. This dual-channel approach

consumers seek out our other offerings online. This dual-channel approach ensures we reach a broader audience and maximize our market impact.

By focusing on these areas and strategically reinvesting our profits, we are confident in our ability to continue growing and innovating, solidifying Sprinkle Pop's position as a leader in the sprinkle industry.

Sprinkle Pop Delights by Crafting Sweet Moments with Premium Quality

Sprinkle Pop's Commitment to American Manufacturing

Unlike most competitors who source their products from overseas, including China and Brazil, Sprinkle Pop proudly keeps production as American-made as possible. This commitment ensures the highest quality and safety standards while supporting local economies. By producing domestically, we maintain tighter control over our processes, guaranteeing that every batch of sprinkles meets our rigorous standards.

Taste the Difference

When we started Sprinkle Pop, we taste-tested virtually every sprinkle manufacturer in the United States and discovered that not all sprinkles are created equal. Our sprinkles have a higher sugar content than those typically found at the grocery store. Lower-quality sprinkles often leave a greasy mouthfeel and are soft and mushy, full of shortening and fillers. Our sprinkles are clean, with a slight crunch and a sweet vanilla flavor.

Stretching Sweetness: How Far Sprinkle Pop Sprinkles Go

Our sprinkles are designed to provide exceptional coverage and visual impact. Thanks to their unique shapes and sizes, they offer excellent distribution, ensuring you get the most out of every bag. A 2 oz bag is enough to decorate over 30 cupcakes, making every creation look stunning and professionally crafted.


RAVE REVIEWS
Michelle A Petti about Sloth Sprinkle Mix
Display name: Michelle A P.
May. 8th
I won't shop anywhere else for Sprinkles! Love the quality and design! The color will not run or fade. You can find just about any type of sprinkles for any occasion. Love the detail on the little wafers.
Robinson shannon about Stupid Cupid Sprinkle Mix
Display name: Robinson S.
Mar. 30th
Verified by shop
The absolute best sprinkles I've ever purchased! They are delicious and not like regular sprinkles, only so much better. The quality is fantastic. Totally worth every penny.


Sandra Taylor-Jones about Sloth Sprinkle Mix
Display name: Sandra T.
May. 10th
Cutest sprinkles EVER!! I just love the versatility of a sloth sprinkle!!! I've used them for a child's birthday and a retirement party!! Next-a 50th birthday! Lots of bang for my buck here!!!
Rachel Kelley about Easter Egg Sprinkle Mix
Display name: Rachel K.
Apr. 17th
I bake alot of desserts, I was very pleased with the quality the sprinkles were. I will ONLY buy Sprinkle Pop Sprinkles for all special occasions. The bigger the container the more I get to create delicious desserts!! Highly recommend!!

Creative Marketing Fuels Demand

Our creative marketing drives consistent demand for our product by capitalizing on cultural trends, keeping our offerings fresh and exciting. By tapping into the zeitgeist, we create products that resonate deeply with our audience, bringing customers back time and time again. This strategy ensures that Sprinkle Pop remains at the forefront of consumers' minds, making every new release a must-have.

Casting a Spell on Sales | The Success of Our Spellbound Mix

In 2022, Disney released the much-anticipated sequel to the cult classic Hocus Pocus. As a beloved Halloween franchise, this release was set to be a major success. Even without a theatrical release, the social traction was undeniable. In anticipation of this, we curated our wildly popular "Spell Bound" sprinkle mix. While not officially licensed, this mix drew inspiration from the Sanderson sisters' dresses and featured hand-drawn spell books, black flame candles, and black cats. In 2022, Spellbound became our top seller, generating over $30,000 in gross revenue for a single SKU!



How Merry Whatever Sprinkles Stole the Show

In 2023, our Spellbound sprinkle mix was unseated as the number one seller (moving to #2) by our Merry Whatever Sprinkle Mix—a playful homage to Dr. Seuss's Grinch. As one of the most beloved and universally recognized Christmas characters, the Grinch has a timeless appeal. Our Merry Whatever Sprinkle Mix captures this theme with lime green sprinkles, pops of aqua, and little crooked Santa hats, delighting fans and becoming an instant hit.





Riding the Wave of Cultural Moments with Our "Swelce" Success

Taking advantage of cultural moments is something we truly excel at. In 2023, Taylor Swift launched her Eras World Tour, and her relationship with Travis Kelce captivated America. Betting on the power couple, we launched our "Swelce" Sprinkle Mix in January for Valentine's Day 2024. When the Chiefs made it to the Super Bowl, our stock sold out overnight!



Building Authority Through Direct-to-Consumer Marketing

Our direct-to-consumer marketing drives brand awareness by creating strong connections with individual customers, which amplifies our reach and reputation. This heightened visibility establishes Sprinkle Pop as an authority in the sprinkle market, attracting not only enthusiastic consumers but also business partners. As our brand credibility grows, it naturally leads to more B2B sales, with retailers and other businesses seeking to align with our well-recognized and trusted name.

Meet The Owners

Meet The Owners

Elizabeth Butts | From Finance to Frosting

Liz Butts graduated from the University of Houston with a BA in Finance and quickly made her mark in the corporate world by working at an oil and gas startup, where she cut her teeth in treasury management. Beyond her professional expertise in finance, Liz brings over 20 years of cake decorating experience, a passion she began as a teenager. Over the years, she has honed her skills, transforming her hobby into a formidable craft. Combining her financial acumen with her creative talents, Liz has become a driving force behind Sprinkle Pop's success.

Sean Piper | From Science to Sprinkles

Sean Piper graduated from the University of Houston with a BS in Biology and from Rice University with a Masters of Bioengineering. Sean has spent the last 10 years working for cutting edge biotech companies helping them commercialize and sell state-of-the-art research tools to help researchers at medical schools and pharmaceutical companies to understand and fight disease. Sean's biggest passion outside of science is also cooking and food.

His drive for innovation, understanding of food science, and experience bringing new innovative products to market, create a tremendous synergy with Liz's creative vision.

Strategic Use of Funds for Expansion

Large PO Financing: Our opportunity with Michaels will be a game-changer for Sprinkle Pop, but it requires a significant capital investment upfront before we receive payment. Securing financing for these large purchase orders is crucial to ensuring we can meet the demands of this partnership without disrupting our cash flow.

Working Capital: As we push to expand our business and find efficiencies in scale, we need to invest in essential resources. This includes increasing our inventory to meet growing demand, hiring additional labor to support production and operations, and acquiring minor equipment to enhance our manufacturing processes. By strategically using our funds in these areas, we can ensure sustainable growth and capitalize on new opportunities.